50 3/31/04

U.S. SECU[...]MISSION

04017701

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-49638

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABD Financial Services, Inc

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

305 Walnut Street
(No. and Street)

Redwood City	CA	94063
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey (650) 839-6210
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

PROCESSED
APR 05 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Michael McCloskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ABD Financial Services, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kathleen M. Johnson

Notary Public

KATHLEEN M. JOHNSON
Commission # 1336030
Notary Public - California
San Mateo County
My Comm. Expires Dec 22, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Contents
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
ABD Financial Services, Inc. (a wholly owned
Subsidiary of ABD Insurance and
Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of ABD Financial Services, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2004

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 351,528
Commissions receivable	173,806
Due from employee	35,505
Accounts receivable - fees	18,750
Fixed assets, net of depreciation	2,334
Other assets	4,639
Total assets	$ 586,562
Liabilities and Shareholder's Equity	
Liabilities	
Payable to Parent	$ 232,755
Accrued payables	88,396
Producer commission payable	16,465
Total liabilities	337,616
Commitments and contingent liabilities (Note 7)	
Shareholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Paid-in capital	171,844
Retained earnings	77,101
Total shareholder's equity	248,946
Total liabilities and shareholder's equity	$ 586,562

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Operations

For the year ended December 31, 2003

Revenues	
Commissions and fees	$ 981,817
Interest income	118
Other	48
Total revenues	981,983
Expenses	
Employee compensation and benefits	509,780
Professional fees	70,665
Parent company overhead	63,430
Support allocation	40,739
Telephone, postage and supplies	25,722
Travel, entertainment and auto	24,606
Dues, subscriptions, contributions, licenses	22,377
Occupancy	19,049
Insurance	18,665
Recruiting	8,622
Advertising and promotion	6,291
Depreciation	2,601
Other expenses	14,838
Total expenses	827,385
Net income before income taxes	154,598
Income tax expense	62,999
Net income	$ 91,599

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2003

	Common Stock		Paid-in	Surplus/	
	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2003	100	$ 1	$ 76,844	$ (14,498)	$ 62,347
Net income				91,599	91,599
Capital contributions			95,000		95,000
Balance at December 31, 2003	100	$ 1	$ 171,844	$ 77,101	$ 248,946

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 91,599
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	245
Changes in operating assets and liabilities	
Increase in accounts receivable	(18,750)
Increase in commissions receivable	(150,914)
Decrease in deposits	50,000
Increase in producer commission payable	16,465
Increase in other assets	(1,339)
Increase in due from employee	(13,721)
Increase in payable to Parent	142,167
Increase in other liabilities	86,510
Decrease in due to clearing broker	5,486
Net cash provided by operating activities	207,748
Cash flows from investing activities	
Purchase of property, plant and equipment	(2,579)
Net cash used in investing activities	(2,579)
Cash flows from financing activities	
Capital contribution from parent	95,000
Net cash provided by financing activities	95,000
Net increase in cash and cash equivalents	300,169
Cash and cash equivalents, beginning of period	51,359
Cash and cash equivalents, end of period	$ 351,528
Supplemental disclosures of cash flow information	
Cash paid during the period for interest	$ -
Cash paid during the period for income taxes	62,999

The accompanying notes are an integral part of these financial statements.

1. Organization of the Company

ABD Financial Services, Inc. (the "Company") is a Colorado corporation. The Company is wholly-owned by ABD Insurance and Financial Services, Inc. ("Parent") which is wholly owned by Greater Bay Bancorp ("GBB"). The company is a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company acts as a retirement consultant for corporate 401(k) plans.

2. Summary of Significant Accounting Policies

Generally Accepted Accounting Policies
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments
The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables and payables) approximate fair value at December 31, 2003. Marketable securities are valued at quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The Company does not enter into forwards, swaps, futures or other derivative product transactions.

Revenue Recognition
Commissions and related clearing expenses are recorded as earned.

Fixed Assets
Fixed assets represents equipment (which includes computer hardware, software, and other equipment) which are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3 to 7 years) of the respective assets.

Income Taxes
The Company is included in the consolidated federal and state income tax return filed by GBB. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from GBB through the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax

liabilities or assets between years. Although the Company is incorporated in the State of Colorado, there is no Colorado state income tax liability as all the corporate revenue is earned in the state of California and subject to California taxable income. For California state income tax purposes, taxable income is taxed at 8.84% with an $800 minimum tax.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate in indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $156,820 which was $134,311 in excess of its required net capital of $22,509. The Company's ratio of aggregate indebtedness to net capital was 2.15 to 1.

4. Related Party Transactions

The Parent provides various business services to the Company including the use of office space, supplies, equipment, management time, etc. The Parent allocates common expenses to the Company based on Revenues or Headcount, as appropriate, in a manner consistent with all operating units of the Parent. Accordingly, $495,243 has been allocated to the Company for the year ended December 31, 2003.

5. Risks and Uncertainties

The Company is engaged in brokerage activities with counterparties which primarily consist of corporations, banks and financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2003:

Computer equipment	$ 2,579
Accumulated depreciation	(245)
Fixed assets, net	$ 2,334

7. Commitments and Contingencies

In the ordinary course of business there are various assertions, claims and legal proceedings incidental to the securities business. Management after consultation with legal counsel believes that the resolution of these proceedings will not result in a material adverse effect on the financial position or results of operations of the Company.

8. Income Taxes

The Company is included in the consolidated federal and state return filed by GBB. Federal and state income taxes are calculated as if the Company filed a separate federal and state income tax return.

The current portion of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, is as follows:

	Current
Federal	$ 54,109
State	8,890
	$ 62,999

The Company has no items which give rise to temporary differences.

A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the twelve months ended December 31, 2003 is shown as follows:

Statutory federal tax rate	35.00%
California franchise tax expenses, net of federal benefit	5.75%
Effective income tax rate	40.75%

Supplemental Schedules

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003 — Schedule I

Net capital	
Shareholders' equity (from statement of financial condition)	$ 248,946
Less non-allowable assets	
Fixed assets	2,334
Accounts receivable - fees	18,750
Due from employee	35,505
Other assets	4,639
Commissions receivable	30,898
Total non-allowable assets	92,126
Net capital	$ 156,820
Aggregate indebtedness	
Total liabilities (from statement of financial condition)	$ 337,616
Computation of net capital requirements:	
Net capital requirements (6.67% of aggregate indebtedness)	$ 22,509 (A)
Minimum dollar net capital requirement	$ 5,000 (B)
Net capital requirement (greater of (A) or (B))	$ 22,509
Excess net capital (net capital, less net capital requirement)	$ 134,311
Ratio: Aggregate indebtedness to net capital	2.15

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2003 FOCUS Report, as amended.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003 **Schedule II**

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

**Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5**

To the Board of Directors and Shareholder of
ABD Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ABD Financial Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

PRICEWATERHOUSECOOPERS

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the Shareholder, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2004